================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              IONICS, INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $1.00 PER SHARE                            462218108
--------------------------------------------------------------------------------
    (Title of class of securities)                              (CUSIP number)


                               MICHAEL R. MCALEVEY
                     CHIEF CORPORATE AND SECURITIES COUNSEL
                            GENERAL ELECTRIC COMPANY
                              3135 EASTON TURNPIKE
                               FAIRFIELD, CT 06828
                                 (203) 373-2967

                                 WITH A COPY TO:
                                HOWARD CHATZINOFF
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)


                                NOVEMBER 24, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

           * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                              (Page 1 of 14 Pages)

================================================================================

------------------------------------------------------                ------------------------------------------------------------
CUSIP No.  462218108                                        13D                                          (Page 2 of 14 Pages)
------------------------------------------------------                ------------------------------------------------------------
---------------------- -----------------------------------------------------------------------------------------------------------

          1            NAME OF REPORTING PERSON:   GENERAL ELECTRIC COMPANY

                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                       14-0689340
---------------------- -----------------------------------------------------------------------------------------------------------
                                                                                                                        (A) [ ]
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (B) [X]
---------------------- -----------------------------------------------------------------------------------------------------------

          3            SEC USE ONLY
---------------------- -----------------------------------------------------------------------------------------------------------

          4            SOURCE OF FUNDS:  WC
---------------------- -----------------------------------------------------------------------------------------------------------
                                                                                                                              [_]
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
---------------------- -----------------------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION:  NEW YORK
---------------------- -----------------------------------------------------------------------------------------------------------

            NUMBER OF                  7     SOLE VOTING POWER                                                                 0
              SHARES
----------------------------------- -------- -------------------------------------------------------------------------------------

           BENEFICIALLY                8     SHARED VOTING POWER:                                                     4,402,646
             OWNED BY
----------------------------------- -------- -------------------------------------------------------------------------------------

               EACH                    9     SOLE DISPOSITIVE POWER:                                                           0
            REPORTING
----------------------------------- -------- -------------------------------------------------------------------------------------

           PERSON WITH                10     SHARED DISPOSITIVE POWER:                                                4,402,646
---------------------- -----------------------------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                       REPORTING PERSON:                                                                              4,402,646
---------------------- -----------------------------------------------------------------------------------------------------------
                                                                                                                              [_]
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
---------------------- -----------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                  19.3%
---------------------- ----------------------------------------------------------- -----------------------------------------------

         14            TYPE OF REPORTING PERSON:                                                                               CO
---------------------- ----------------------------------------------------------- -----------------------------------------------


ITEM 1.   SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $1.00 per share ("Ionics Common Stock"), of Ionics, Incorporated, a Massachusetts corporation ("Ionics"). The address of Ionics' principal executive offices is 65 Grove Street, Watertown, Massachusetts 02472.

ITEM 2.   IDENTITY AND BACKGROUND

This statement is filed by General Electric Company, a New York corporation ("GE"). The address of GE's principal office and principal place of business is 3135 Easton Turnpike, Fairfield, Connecticut 06828. GE is one of the largest and most diversified industrial corporations in the world. GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, GE has developed or acquired new technologies and services that have broadened considerably the scope of its activities. GE's products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; engineered materials, such as plastics and silicones; and chemicals for treatment of water and process systems. GE's services include products services, electrical product supply houses; electrical apparatus installation and engineering, repair and rebuilding services and a wide variety of financial services.

For information with respect to the name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director of GE, see Schedule A attached hereto which is specifically incorporated herein by reference. All such persons are citizens of the United States unless otherwise noted on Schedule A.

Other than the SEC's Order Instituting Cease-and-Desist Proceedings, Making Findings, and Imposing a Cease-and-Desist Order Pursuant to Section 21C of the Act, SEC Release No. 34-50426 (September 23, 2004), neither GE nor, to the best of GE's knowledge, any of the persons listed on Schedule A hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Voting Agreement described in Item 4 of this statement (the terms of which are hereby incorporated by reference) was entered into by GE and certain stockholders of Ionics (the "Stockholders") as an inducement to GE to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). GE did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. In addition, the Stockholders granted GE an irrevocable proxy for the purpose of voting the shares covered by the Voting Agreement. GE presently expects that the consideration paid by it to the holders of Ionics Common Stock following consummation of the Merger will be provided by GE from working capital.

ITEM 4.   PURPOSE OF TRANSACTION

           (a)-(b) On November 24, 2004, GE, Triton Acquisition Corp., a Massachusetts corporation and a wholly owned subsidiary of GE ("Sub"), and Ionics entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Sub with and into Ionics (the "Merger"), with Ionics surviving the Merger as a wholly owned subsidiary of GE (the "Surviving Corporation"), upon the terms and subject to the conditions set forth in the Merger Agreement. Pursuant to the Merger Agreement, as of the Effective Time (as defined in the Merger Agreement), each issued and outstanding share of Ionics Common Stock (including each associated right to purchase Ionics Common Stock) (other than Ionics Common Stock held in treasury or owned by GE) will be converted into the right to receive $44.00 in cash in accordance with the terms and conditions of the Merger Agreement. A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

                      In connection with the execution of the Merger Agreement, in order to induce GE to enter into the Merger Agreement, GE and the Stockholders entered into a Voting Agreement, dated as of November 24, 2004 (the "Voting Agreement"). Pursuant to the Voting Agreement, the Stockholders have agreed, among other things, (a) to vote all the shares of Ionics Common Stock owned by them (i) in favor of the adoption of the Merger Agreement and the approval of the Transactions (as defined in the Merger Agreement), (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Ionics in the Merger Agreement, (iii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Ionics or any other Takeover Proposal (as defined in the Merger Agreement) and (iv) against any agreement, amendment of Ionics' Articles of Organization and Bylaws or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger; (b) during the period from the date of the Voting Agreement until any termination of the Voting Agreement in accordance with its terms, not to (except as contemplated by the Voting Agreement) (i) other than pursuant to the Merger, sell, transfer (including by operation of law), give, pledge, encumber, assign or otherwise dispose of, or enter into any Contract (as defined in the Voting Agreement), option or other arrangement (including any profit sharing arrangement) or understanding with respect to the Transfer (as defined in the Voting Agreement) of, any Stockholder Shares (as defined in the Voting Agreement) owned by such Stockholders (or any interest therein), (ii) deposit any Stockholder Shares owned by such Stockholders into a voting trust or grant any proxies or enter into a voting agreement power of attorney or voting trust with respect to any Stockholder Shares, (iii) commit to do any of the foregoing or (iv) take any action that would make any representation or warranty of such Stockholders set forth in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing, disabling or delaying such Stockholders from performing any of its obligations under the Voting Agreement; and (c) not to as stockholders (either individually or through any representatives or agents) (i) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing information) any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Takeover Proposal, (ii) participate in any discussions or negotiations with any third party regarding any Takeover Proposal or (iii) enter into any agreement related to any Takeover Proposal. The Voting Agreement terminates upon the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. The name of each Stockholder and the number of shares of Ionics Common Stock held by such Stockholder and subject to the Voting Agreement as of November 24, 2004 are set forth on Schedule A thereto. A copy of the Voting Agreement is included as Exhibit 2 hereto and the description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

           (c)        Not applicable.

           (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Sub, until the earlier of their resignation or removal or until their respective successors are duly elected (as the case may be) and qualified.

           (e)-(f)    Not applicable.

           (g) Pursuant to the Merger Agreement, upon consummation of the Merger, the Articles of Organization and Bylaws of Ionics will be changed.

           (h)-(i) Upon consummation of the Merger, Ionics Common Stock will be delisted from the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

           (j) Other than as described above, GE currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although GE reserves the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

           (a)-(b) As of November 24, 2004, the shares of common stock subject to the Voting Agreement consisted of 4,402,646 shares of Ionics Common Stock and represented approximately 19.3% of the issued and outstanding shares of Ionics Common Stock as of November 22, 2004, based on Ionics' representation in the Merger Agreement that there were 22,787,807 shares of Ionics Common Stock outstanding as of that date. By virtue of the Voting Agreement, GE may be deemed to share with the Stockholders the power to vote or, with certain exceptions, dispose of shares of Ionics Common stock subject to the Voting Agreement. However, GE is not entitled to any rights as a stockholder of Ionics as to the shares of Ionics Common Stock covered by the Voting Agreement. As a result of the Voting Agreement, GE may be deemed to be the beneficial owner of 4,402,646 shares, or approximately 19.3%, of Ionics Common Stock.

                      Pursuant to Rule 13d-4 under the Act, GE hereby states that this Schedule 13D shall not be deemed an admission that GE is, or for purposes of Section 13(d) of the Act, the beneficial owner of any of the equity securities of Ionics that are subject to the Voting Agreement. Except as set forth in this Item 5, neither GE nor, to the best of GE's knowledge, any person identified on Schedule A hereto, beneficially owns any shares of Ionics Common Stock.

           (c) Except as described in this Schedule 13D, there have been no transactions in the shares of Ionics Common Stock effected by GE or, to the best of GE's knowledge, any person identified on Schedule A hereto, during the last 60 days.

           (d)-(e)    Not applicable.

          This statement is being filed while GE is in the process of verifying information required in this Item 5 from its directors and executive officers. If GE obtains information concerning such individuals which would cause a change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. As described in Item 4, GE anticipates it will acquire the entire equity interest in Ionics pursuant to the Merger Agreement. Other than the Merger Agreement and the Voting Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among GE or, to the best of GE's knowledge, any person listed on Schedule A hereto, and any person with respect to Ionics Common Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1. Agreement and Plan of Merger, dated as of November 24, 2004 among GE, Sub and Ionics (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Ionics filed on November 30, 2004).

          Exhibit 2. Voting Agreement, dated as of November 24, 2004 among GE and the Stockholders (incorporated by reference to Exhibit
                      99.1 to the Current Report on Form 8-K of Ionics filed on November 30, 2004).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 3, 2004


                          GENERAL ELECTRIC COMPANY

                          By: /s/ Michael R. McAlevey
                              ----------------------------------------------
                              Name: Michael R. McAlevey
                              Title: Chief Corporate and Securities Counsel

                                  EXHIBIT INDEX

EXHIBIT 1. Agreement and Plan of Merger, dated as of November 24, 2004 among GE, Sub and Ionics (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Ionics filed on November 30, 2004).


EXHIBIT 2. Voting Agreement, dated as of November 24, 2004 among GE and the Stockholders (incorporated by reference to Exhibit
                      99.1 to the Current Report on Form 8-K of Ionics filed on November 30, 2004).

                                                                      SCHEDULE A

                            GENERAL ELECTRIC COMPANY

                                    DIRECTORS


                           PRESENT                                    PRESENT
 NAME                  BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
 ----                  ----------------                         --------------------

J.I. Cash, Jr.       The Cash Concours                         Retired Professor of Business
                     321 Arsenal Street                        Administration-Graduate School of Business
                     Watertown, MA  02472                      Administration, Harvard University

W. Castell           General Electric Company                  Vice Chairman of the Board and Executive
                     3135 Easton Turnpike                      Officer, General Electric Company;
                     Fairfield, CT 06828                       President and Chief Executive Officer, GE
                                                               Healthcare

D.D. Dammerman       General Electric Company                  Vice Chairman of the Board and
                     3135 Easton Turnpike                      Executive Officer, General Electric
                     Fairfield, CT 06828                       Company;Chairman, General Electric
                                                               Capital Services, Inc.

A. M. Fudge          Young & Rubicam, Inc.                     Chairman and Chief Executive Officer,
                     285 Madison Avenue                        Young & Rubicam, Inc.
                     New York, NY 10017

C.X. Gonzalez        Kimberly-Clark de Mexico,                 Chairman of the Board and Chief
                     S.A. de C.V.                              Executive Officer, Kimberly-Clark
                     Jose Luis Lagrange 103,                   de Mexico, S.A. de C.V.
                     Tercero Piso
                     Colonia Los Morales
                     Mexico, D.F. 11510, Mexico

J.R. Immelt          General Electric Company                  Chairman of the Board and Chief
                     3135 Easton Turnpike                      Executive Officer, General
                     Fairfield,CT 06828                        Electric Company

A. Jung              Avon Products, Inc.                       Chairman of the Board and Chief Executive
                     1345 Avenue of the Americas               Officer, Avon Products, Inc.
                     New York, NY  10105


                           PRESENT                                    PRESENT
 NAME                  BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
 ----                  ----------------                         --------------------
A.G. Lafley          The Proctor & Gamble Company              Chairman of the Board, President and Chief
                     1 Procter & Gamble Plaza                  Executive, The Procter & Gamble Company
                     Cincinnati, OH 45202-3315

K.G. Langone         Invemed Associates, Inc.                  Chairman, President and Chief Executive
                     375 Park Avenue                           Officer, Invemed Associates, Inc.
                     New York, NY  10152

R.S. Larsen          Johnson & Johnson                         Former Chairman of the Board and Chief
                     100 Albany Street; Suite 200              Executive Officer, Johnson & Johnson
                     New Brunswick, NJ 08901

R.B. Lazarus         Ogilvy & Mather Worldwide                 Chairman and Chief Executive Officer,
                     309 West 49th Street                      Ogilvy & Mather Worldwide
                     New York, NY 10019-7316

S. Nunn              King & Spalding                           Retired Partner, King & Spalding
                     191 Peachtree Street, N.E.
                     Atlanta, Georgia 30303

R.S. Penske          Penske Corporation                        Chairman of the Board and President,
                     2555 Telegraph Road                       Penske Corporation
                     Bloomfield Hills, MI 48302-0954

R.J. Swieringa       S.C. Johnson Graduate School              Dean and Professor of Accounting,
                     Cornell University                        Johnson Graduate School of Management,
                     207 Sage Hall Ithaca, NY                  Cornell University
                     14853-6201

D.A. Warner III      J.P. Morgan Chase & Co.,                  Former Chairman of the Board, J.P. Morgan
                     The Chase Manhattan Bank and              Chase & Co., The Chase Manhattan Bank, and
                     Morgan Guaranty Trust Co. of New York     Morgan Guaranty Trust Company of New York
                     345 Park Avenue
                     New York, NY 10154

R. C. Wright         NBC Universal, Inc.                       Vice Chairman of the Board and
                     30 Rockefeller Plaza                      Executive Officer, General
                     New York, NY  10112                       Electric Company; Chairman and
                                                               Chief Executive Officer,
                                                               NBC Universal, Inc.


                                    Citizenship
                                    -----------
                             W. Castell         UK
                             C. X. Gonzalez     Mexico
                             A. Jung            Canada
                             All Others         U.S.A.



                               EXECUTIVE OFFICERS

                           PRESENT                                    PRESENT
 NAME                  BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
 ----                  ----------------                         --------------------
J.R. Immelt            General Electric Company                 Chairman of the Board and Chief Executive
                       3135 Easton Turnpike                     Officer
                       Fairfield, CT 06828

P.D. Ameen             General Electric Company                 Vice President and Comptroller
                       3135 Easton Turnpike
                       Fairfield, CT 06828

F. Beccalli            General Electric Company                 President and Chief Executive Officer,
                       3135 Easton Turnpike                     GE Europe
                       Fairfield, CT 06828

C.T. Begley            General Electric Company                 President and Chief Executive Officer, GE Rail
                       2901 East Lake Road
                       Erie, PA 16531

D.L. Calhoun           General Electric Company                 Senior Vice President -  GE Transportation
                       1 Neumann Way
                       Cincinnati, OH  05215

J.P. Campbell          General Electric Company                 Senior Vice President - Consumer & Industrial
                       Appliance Park                           - Americas
                       Louisville, KY 40225

W.H. Cary              General Electric Company                 Vice President, Corporate Investor Relations
                       3135 Easton Turnpike
                       Fairfield, CT 06828

K.A. Cassidy           General Electric Company                 Vice President and Treasurer
                       201 High Ridge Road
                       Stamford, CT 06905-3417

W. Castell             General Electric Company                 Vice Chairman of the Board and Executive
                       3135 Easton Turnpike                     Officer, General Electric Company; President
                       Fairfield, CT 06828                      and Chief Executive Officer, GE Healthcare

W.J. Conaty            General Electric Company                 Senior Vice President - Human Resources
                       3135 Easton Turnpike
                       Fairfield, CT 06828


                           PRESENT                                    PRESENT
 NAME                  BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
 ----                  ----------------                         --------------------
P. Daley               General Electric Company                 Vice President - Corporate Business
                       3135 Easton Turnpike                     Development
                       Fairfield, CT 06828

D.D. Dammerman         General Electric Company                 Vice Chairman of the Board and
                       3135 Easton Turnpike                     Executive Officer, General Electric
                       Fairfield, CT 06828                      Company; Chairman, General Electric
                                                                Capital Services, Inc.

B. B. Denniston        General Electric Company                 Vice President and General Counsel
                       3135 Easton Turnpike
                       Fairfield, CT 06828

S.C. Donnelly          General Electric Company                 Senior Vice President -
                       One Research Circle                      GE Global Research
                       Niskayuna, NY 12309

S. Fitzsimons          General Electric Company                 Vice President, Financial Planning and
                       3135 Easton Turnpike                     Analysis
                       Fairfield, CT 06828

Y. Fujimori            General Electric Company                 Senior Vice President - GE Asia
                       21 Mita 1-chome
                       Meguro-Ku 3d Floor Alto
                       Tokyo, Japan 153-0062

A.H. Harper            General Electric Company                 Senior Vice President -
                       260 Long Ridge Road                      GE Equipment Services
                       Stamford, CT 06927

B.W. Heineman, Jr.     General Electric Company                 Senior Vice President -
                       3135 Easton Turnpike                     Law and Public Affairs and Secretary
                       Fairfield, CT 06828

J.M. Hogan             General Electric Company                 Senior Vice President -
                       P.O. Box 414                             GE Healthcare Technologies
                       Milwaukee, WI 53201

J. Krenicki, Jr.       General Electric Company                 Senior Vice President -
                       1 Plastics Avenue                        GE Advanced Materials
                       Pittsfield, MA 01201



                           PRESENT                                    PRESENT
 NAME                  BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
 ----                  ----------------                         --------------------
M.A. Neal              General Electric Company                 Senior Vice President -
                       260 Long Ridge Road                      GE Commercial Finance
                       Stamford, CT 06927

D.R. Nissen            General Electric Company                 Senior Vice President -
                       201 High Ridge Road                      GE Consumer Finance
                       Stamford, CT 06905-3417

J.A. Parke             General Electric Company                 Senior Vice President and Chief
                       260 Long Ridge Road                      Financial Officer - GE Capital Services
                       Stamford, CT 06927

R.R. Pressman          General Electric Company                 Senior Vice President -
                       5200 Metcalf Avenue                      GE Insurance
                       Overland Park, KS 66501

G.M. Reiner            General Electric Company                 Senior Vice President -
                       3135 Easton Turnpike                     Chief Information Officer
                       Fairfield, CT 06828

J. G. Rice             General Electric Company                 Senior Vice President -
                       4200 Wildwood Parkway                    GE Energy
                       Atlanta, GA 30339

K.S. Sherin            General Electric Company                 Senior Vice President -
                       3135 Easton Turnpike                     Finance and Chief Financial Officer
                       Fairfield, CT 06828

L.G. Trotter           General Electric Company                 Senior Vice President -
                       41 Woodford Avenue                       GE Consumer & Industrial
                       Plainville, CT 06062

W. A. Woodburn         General Electric Company                 Senior Vice President -
                       187 Danbury Road                         GE Infrastructure
                       Wilton, CT 06897

R. C. Wright           NBC Universal, Inc.                      Vice Chairman of the Board and
                       30 Rockefeller Plaza                     Executive Officer, General Electric
                       New York, NY  10112                      Company; Chairman and Chief Executive
                                                                Officer, NBC Universal, Inc.

                                    Citizenship
                                    -----------
                             F. Beccalli       Italy
                             W. Castell        UK
                             S. Fitzsimmons    Ireland
                             Y. Fujimori       Japan
                             All Others        U.S.A.